EXHIBIT 99.1

For Immediate Release 20-20-TR	Date:	March 24, 2020

Teck Provides Update on Fort Hills Production Plan

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) announced that in light of depressed prices for Western Canada Select, and to reduce negative cash flow from Fort Hills, the Partners in the Fort Hills limited partnership have decided to temporarily operate Fort Hills as a single train facility. Assuming ongoing production at Fort Hills on this basis through the balance of 2020, Suncor, as operator, advises that it now expects Fort Hills production to be approximately 100,000 to 120,000 barrels per day, of which Teck’s share is 21.3%. Teck expects its 2020 share of Fort Hills production will be reduced to approximately 8 to 9 million barrels of bitumen, which will significantly reduce variable costs. However, unit costs for the remaining production will be higher as a result of fixed costs being covered by lower volumes. On the basis of these assumptions, unit operating costs are expected to be C$37 to C$40 per barrel.  Work is ongoing to assess opportunities to reduce or defer capital spending on the project in the context of the new plan. The Fort Hills partners intend to monitor market conditions and may adjust the operating plan for Fort Hills accordingly.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements in this news release include statements regarding plans for operation of Fort Hills through the balance of 2020. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated. These statements speak only as of the date of this news release.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding market conditions in the oil market, and that government action or other measures in response to the COVID-19 pandemic do not interrupt operations or require additional preventative measures or affect suppliers, customers or infrastructure providers. Factors that may cause actual results to vary include, but are not limited to, there being further measures imposed by regulatory authorities that further impact or restrict operations or affect the oil market or other parties.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com